Exhibit 99.1

YAMANA GOLD UPDATES MINERAL RESERVES AND MINERAL RESOURCES FOR THE CANADIAN MALARTIC MINE

TORONTO, ONTARIO, August 13, 2014 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) today announced updated mineral reserves and mineral resources for its 50%-owned Canadian Malartic mine.  Yamana and Agnico Eagle Mines Limited (“Agnico Eagle”) each acquired a 50% interest in the mine as part of the joint acquisition of Osisko Mining Corporation (“Osisko”), which was completed on June 16, 2014.  The mine is operated by the Canadian Malartic General Partnership under a joint management committee.

The mineral reserves and mineral resources set out in this news release reflect the aggregate of Yamana and Agnico Eagle’s 50% interests in the Canadian Malartic mine.  Highlights of the updated Canadian Malartic mine mineral reserves and mineral resources are as follows:

•
Proven and probable mineral reserves are 8.9 million ounces of gold based on a $1,300 per ounce engineered pit design, a cut-off grade between 0.28 g/t and 0.35 g/t gold, and a C$/US$ exchange rate of 1.10.

•
The addition of the new 5% royalty payable to Osisko Gold Royalties Ltd. (OR:TSX) increased the highest cut-off grade to approximately 0.35 g/t gold from 0.33 g/t gold.  This resulted in a decrease of about 60,000 ounces to the mineral reserve base from previous estimates published by Osisko.

•	A $100 per ounce decline in the gold price would reduce the mineral reserves by approximately 3.3% or 310,000 ounces.

Further details on the updated mineral reserves and mineral resources are presented in the tables below.

Canadian Malartic mine mineral reserves and mineral resources as of June 15, 2014

Category	Tonnes	Grade	Contained
	(million)	(g/t)	oz. (million)
Proven Mineral Reserves	57.6	0.91	1.69
Probable Mineral Reserves	205.6	1.10	7.26
Total Proven & Probable Mineral Reserves	263.2	1.06	8.94

(All amounts are expressed in United States dollars unless otherwise indicated.)

Category	Tonnes	Grade	Contained
	(million)	(g/t)	oz. (million)
Measured Mineral Resources	56.8	0.98	1.79
Indicated Mineral Resources	254.9	1.09	8.97
Stockpiles (classified as Measured Resources)	2.5	0.51	0.04
Total Measured & Indicated Mineral Resources	314.2	1.07	10.80
Total Inferred Mineral Resources	46.5	0.77	1.14

Tonnage amounts and contained metal amounts presented in this table have been rounded to the nearest million, so aggregate amounts may differ slightly. Measured and indicated mineral resources are inclusive of mineral reserves.  The assumptions used for the June 15, 2014 mineral reserves and mineral resources estimates at the Canadian Malartic mine were $1,300 per ounce gold , a cut-off grade between 0.28 g/t and 0.35 g/t gold (depending on the deposit) and a C$/US$ exchange rate of 1.10.

Qualified Person

William Wulftange, P.Geo., Senior Vice President, Exploration for Yamana, has reviewed and approved the scientific and technical information contained in this press release, and is a Qualified Person as defined in National Instrument 43-101.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the  expected production and exploration, development and expansion plans at the Company’s projects discussed herein being met, the impact of proposed optimizations at the Company’s projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, the Mexican Peso, and the Canadian Dollar versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s current and annual Management’s Discussion and Analysis and the Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This news release uses the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.  Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.